UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Qunar Cayman Islands Limited

(Name of Issuer)

Ordinary shares of par value of $0.001 per share

(Title of Class of Securities)

74906P 1049

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 185,202,519 Class A ordinary shares. Baidu Holdings Limited may also be deemed to have sole voting power with respect to the above shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 185,202,519 Class A ordinary shares. Baidu Holdings Limited may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,202,519 Class A ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.1%. The voting power of the shares beneficially owned represent 58.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 185,202,519 Class A ordinary shares. Baidu, Inc. may also be deemed to have sole voting power with respect to the above shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 185,202,519 Class A ordinary shares. Baidu, Inc. may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,202,519 Class A ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.1%. The voting power of the shares beneficially owned represent 58.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	NAME OF ISSUER:

Qunar Cayman Islands Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

17th Floor, Viva Plaza, Building 18

Yard 29, Suzhou Street

Haidian District

Beijing 100080

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Baidu, Inc.

Baidu Holdings Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Baidu, Inc.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

Baidu Holdings Limited

c/o Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

Baidu, Inc. – Cayman Islands

Baidu Holdings Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares and Class B Ordinary Shares of par value of $0.001 per share (collectively, “Ordinary Shares”)

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class A ordinary share is convertible at any time at the election of the holder into one Class B ordinary share. Each Class A ordinary share is entitled to three votes per share, whereas each Class B ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

74906P 1049

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Baidu, Inc.	185,202,519	54.1%	185,202,519	0	185,202,519	0
Baidu Holdings Limited	185,202,519	54.1%	185,202,519	0	185,202,519	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

Baidu Holdings Limited, a British Virgin Islands company, is the record owner of 185,202,519 Class A ordinary shares of the Issuer. Baidu Holdings Limited is a wholly-owned subsidiary of Baidu, Inc., a Cayman Islands company. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Baidu, Inc. may be deemed to beneficially own all of the Ordinary Shares held by Baidu Holdings Limited.

Based on 342,183,204 outstanding Ordinary Shares as a single class, being the sum of 303,344,804 Class A ordinary shares and 38,838,400 Class B ordinary shares outstanding as of December 31, 2013 and assumes conversion of all Class A ordinary shares into Class B ordinary shares. The voting power of the Ordinary Shares beneficially owned represent 58.6% of the total outstanding voting power.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Baidu, Inc.	By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Chairman and Chief Executive Officer

Baidu Holdings Limited	By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement